Kai H. Liekefett	kliekefett@velaw.com
Tel +1.212.237.0037	Fax +1.713.237.0100

February 7, 2017

via EDGAR, email and Federal Express

Daniel F. Duchovny

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Immunomedics, Inc. Definitive Additional Soliciting Materials Filed January 27, 2017 File 000-12104

Ladies and Gentlemen:

Set forth below are the responses of Immunomedics, Inc. (the “Company”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 27, 2017, with respect to Definitive Additional Soliciting Materials, File No. 000-12104, filed with the Commission on January 27, 2017 (the “Definitive Additional Soliciting Materials”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Definitive Additional Soliciting Materials unless otherwise specified.

DEFA14A

1.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note the following examples that must be supported:

•	That the election of venBio’s nominees “[p]otentially jeopardizes $397.2 million of net operating loss (NOL) carry forwards…” (slide 24);
•	That the election of venBio’s nominees would accelerate employee equity awards and trigger certain change of control payments of more than $15 million, which would furthermore “likely cause a going concern opinion to be declared by the Company’s auditor” (slide 24).

Vinson & Elkins LLP Attorneys at Law Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Richmond Riyadh San Francisco Taipei Tokyo Washington	666 Fifth Avenue New York, New York 10103-0040 Tel +1.212.237.0000 Fax +1.212.237.0100 www.velaw.com

Securities and Exchange Commission February 7, 2017 Page 2

With respect to the disclosure noted above, please ensure that future similar disclosure includes contextual information, such as whether the company can prevent, through any action, the potential loss of NOLs, the acceleration of equity awards or the obligation to make change of control payments.

RESPONSE:

The Company acknowledges the Staff’s comment and hereby ensures, with respect to the disclosure noted above, that future similar disclosure will include contextual information, such as whether the Company can prevent, through any action, the potential loss of NOLs, the acceleration of equity awards or the obligation to make change of control payments.

2.	Refer to slide 24. With a view toward future revised disclosure, tell us why the election of venBio’s nominees would “likely trigger…[a] [n]on-orderly…loss of employment of the Founder, Chairman, Chief Scientific and Chief Patent Officer, and the President and CEO.” Has venBio stated that these individuals would be replaced? You also stated that it is likely that key senior personnel would resign under contractual severance arrangements. Do you have any indication that such personnel intends to resign? If so, is there a second trigger in the severance agreements such that this personnel would not be able to resign (under the agreements) solely upon the election of venBio’s nominees?

RESPONSE:

venBio has stated that, if successful in the proxy contest, venBio would seek the immediate termination of Dr. David M. Goldenberg, the Founder, Chairman, Chief Scientific and Chief Patent Officer, and the immediate termination of Ms. Cynthia L. Sullivan, the President and CEO.

Securities and Exchange Commission February 7, 2017 Page 3

Certain key senior personnel have indicated to the Company that, in the event of the election of venBio’s nominees, such a change in control of the board of directors of the Company could result in such personnel having “good reason” to voluntarily terminate their employment.  The severance agreements would not provide material cash severance benefits solely upon a change in control event such as the election of venBio’s nominees, as such severance agreements would require a second trigger such as a termination by the Company without cause or a resignation by the individual for “good reason” to occur in order for the severance agreements to provide material cash severance benefits to such individuals. All key senior personnel could voluntarily resign at any time, but the severance or change in control benefits that could become payable upon such a voluntary resignation will differ between individuals and the circumstances of the termination of employment, such as whether the individual had “good reason” to resign.

 If you have any questions with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Kai Haakon E. Liekefett of Vinson & Elkins L.L.P. at (212) 237 0037.

Very truly yours,

VINSON & ELKINS L.L.P.

By:	/s/ Kai Haakon E. Liekefett
Name:	Kai Haakon E. Liekefett

cc:	Ms. Cynthia L. Sullivan, President and Chief Executive Officer